MAISON SOLUTIONS INC.

127 N. Garfield Avenue

Monterey Park, California 91754

June 14, 2023

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Maison Solutions Inc. Registration Statement on Form S-1 File No. 333-272123

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), Maison Solutions Inc. (the "Company") hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated to 4:30 p.m., Eastern Time, on Wednesday, June 14, 2023, or as soon thereafter as is practicable.

The Company understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Also, the Company authorizes Mark Liu or Christina Russo at Akerman LLP to verbally alter the requested date and time of effectiveness of the Registration Statement with the Securities and Exchange Commission.

Please call Mr. Liu at (213) 533-5933 or Ms. Russo (305) 982-5531 at as soon as the Registration Statement has been declared effective.

Thank you for your assistance.

Sincerely,

/s/ John Xu
John Xu
Chief Executive Officer